UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________________________________

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2006.

Commission File Number ________________

Novogen Limited
(Translation of registrant’s name into English)

140 Wicks Road, North Ryde, NSW, Australia
(Address of principal executive office)
___________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):

Note: Regulation S-T Rule 101 (b)( I) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule lO1(b)(7):

Note: Regulation S-T Rule l01(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule l2g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Novogen Limited
(Registrant)
/s/ Ron Erratt
Ronald Lea Erratt
Company Secretary
Date 15 June, 2006

ASX & MEDIA RELEASE
15 JUNE, 2006

AUSTRIAN COURT UPHOLDS NOVOGEN PATENT FOR RED CLOVER ISOFLAVONES

The Vienna Commercial Court has found that Novogen’s isoflavone invention and patent is novel and inventive.

The Court found APOtrend’s menopause product Vitalady infringed Novogen’s patent and the provisional injunction against Vitalady has been upheld. As a preliminary question the Court assumed the validity of Novogen’s patent.

APOtrend is now required to retract all infringing Vitalady products from retail, wholesale and any other channels of sale.

Novogen’s representative in Austria, Renate Moser, said that the Court decision was also a confirmation of the inventiveness of Novogen’s patent.

“The Vienna Commercial Court findings are a reflection of similar patent success Novogen has experienced in Canada and USA. Novogen will continue to protect and enforce its intellectual property rights around the world for the benefit of users of nutritional supplements”, Moser said.

The Company has provided a guarantee to the value of 250.000 Euros with the Austrian Court to confirm its commitment to the ongoing enforcement process.

Novogen believes the protection of Intellectual Property is a fundamental step in the development of high quality nutritional supplements with standardised active ingredients that are clinically supported for the benefit of consumers, health care professionals and retailers.

About Novogen
Novogen is an Australian based biotechnology company in the business of research and development of drugs derived from its phenolic technology platform. The Company manages its research and development programs utilising the expertise and clinical research capabilities of universities and hospitals in Australia, USA and Europe. Novogen’s drug program is researching and developing compounds for the treatment of cancer, cardiovascular disease and osteoarthritis. To date Novogen has had 51 patents granted and a further 240 patents are pending.

Novogen’s consumer business has conducted the largest and most comprehensive isoflavone clinical testing program in the world. Novogen’s consumer brands Promensil, and Trinovin are clinically supported, natural products for women and men’s health. Patents supporting Novogen’s consumer brands have been granted in USA, Europe, Canada and Australia.

Further information on the Novogen Group can be found at www.novogen.com.

Under U.S. law, a new drug cannot be marketed until it has been investigated in clinical trials and approved by the FDA as being safe and effective for the intended use. Statements included in this press release that are not historical in nature are "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. You should be aware that our actual results could differ materially from those contained in the forward-looking statements, which are based on management's current expectations and are subject to a number of risks and uncertainties, including, but not limited to, our failure to successfully commercialize our product candidates; costs and delays in the development and/or FDA approval, or the failure to obtain such approval, of our product candidates; uncertainties in clinical trial results; our inability to maintain or enter into, and the risks resulting from our dependence upon, collaboration or contractual arrangements necessary for the development, manufacture, commercialization, marketing, sales and distribution of any products; competitive factors; our inability to protect our patents or proprietary rights and obtain necessary rights to third arty patents and intellectual property to operate our business; our inability to operate our business without infringing the patents and proprietary rights of others; general economic conditions; the failure of any products to gain market acceptance; our inability to obtain any additional required financing; technological changes; government regulation; changes in industry practice; and one-time events. We do not intend to update any of these factors or to publicly announce the results of any revisions to these forward-looking statements.

--ISSUED FOR:      NOVOGEN LIMITED
LISTINGS:            ASX (CODE NRT), NASDAQ (CODE NVGN).

FOR FURTHER       CHRISTOPHER NAUGHTON, MANAGING DIRECTOR, NOVOGEN LIMITED
INFORMATION:         TEL (02) 9878 0088 http://www.novogen.com

ISSUED BY :          WESTBROOK COMMUNICATIONS
CONTACT: DAVID REID TEL (02) 9231 0922 OR 0417 217 157